UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXHIBIT INDEX

Exhibit No. 1	Description Result of Annual General Meeting dated 29 June 2022

Press release

29 June 2022

Argo Blockchain PLC

('Argo' or 'the Company')

Result of Annual General Meeting

Argo Blockchain plc, (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, is pleased to announce the results of the Company's annual general meeting held today, 29 June 2022.

A poll was held on each of the resolutions and all of the resolutions were passed by the required majority. Resolutions 1 to 10 (inclusive) were passed as ordinary resolutions and resolutions 11 to 14 (inclusive) were passed as special resolutions. The results of the poll were as follows:

Resolutions		For		Against		Total Votes	% of ISC Voted	Votes Withheld
		Votes	%	Votes	%
Ordinary Resolutions
1.	To receive the Annual Report and Accounts	76,171,632	99.45%	424,304	0.55%	76,595,936	16.05%	471,341
2.	To approve the Directors' Remuneration Report	56,894,073	74.23%	19,755,303	25.77%	76,649,376	16.07%	417,901
3.	To re-appoint Alex Appleton as a director of the Company	72,021,242	93.99%	4,601,570	6.01%	76,622,812	16.06%	444,465
4.	To re-appoint Sarah Gow as a director of the Company	67,461,572	88.03%	9,169,259	11.97%	76,630,831	16.06%	436,446
5.	To re-appoint Maria Perrella as a director of the Company	67,478,115	88.06%	9,151,696	11.94%	76,629,811	16.06%	437,466
6.	To re-appoint Raghav Chopra as a director of the Company	74,845,245	97.67%	1,788,257	2.33%	76,633,502	16.06%	433,775
7.	To re-appoint PKF Littlejohn as auditors of the Company	75,922,291	98.98%	779,536	1.02%	76,701,827	16.08%	365,450
8.	To authorise the directors to determine the auditor's remuneration	75,843,592	98.91%	838,555	1.09%	76,682,147	16.07%	385,250
9.	To approve the 2022 Equity Incentive Plan	54,754,888	71.47%	21,853,939	28.53%	76,608,827	16.06%	458,450
10.	Authority to allot shares	73,772,816	96.21%	2,905,598	3.79%	76,678,414	16.07%	388,863
Special Resolutions
11.	General authority to disapply pre-emption rights	75,111,150	98.17%	1,403,399	1.83%	76,514,549	16.04%	552,728
12.	Additional authority to disapply pre-emption rights	74,576,697	97.51%	1,903,319	2.49%	76,480,016	16.03%	587,261
13.	Notice of general meetings	72,385,655	94.30%	4,373,926	5.70%	76,759,581	16.09%	307,696
14.	Authority to purchase own shares	76,100,181	99.13%	668,540	0.87%	76,768,721	16.09%	298,556

The Board is pleased that Resolution 2 (Directors Remuneration Report) and Resolution 9 (Equity Incentive Plan) were passed with significant majorities, but notes the votes against these resolutions. In accordance with the QCA Corporate Governance Code, the Board will continue its engagement with shareholders to discuss their concerns on the above resolutions.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 June, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel